FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2020

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ☒                 Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes        ☐                  No          ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 6, 2020;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2020; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2020.

August 6, 2020

For immediate release

Quebecor inc. reports consolidated results for THE second quarter 2020

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the second quarter of 2020. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

The Corporation reviewed the nature and definition of one of its non-standardized financial measures in the first quarter of 2020. As a result, “cash flows from segment operations” has been abandoned and replaced by the new “cash flows from operations” metric. This metric will henceforth be used to measure the cash flows generated by the operations of all the business segments, on a consolidated basis, in addition to the cash flows from operations generated by each segment. See the definition of this new measure under “Definitions.”

Second quarter 2020 highlights

➢	Revenues: $1.00 billion in the second quarter of 2020, down $53.1 million (-5.0%) from the same period of 2019.

➢	Adjusted EBITDA:[1] $475.7 million, up $20.7 million (4.5%).

➢	Net income attributable to shareholders: $174.9 million ($0.69 per basic share) in the second quarter of 2020, compared with $140.2 million ($0.55 per basic share) in the same period of 2019, an increase of $34.7 million ($0.14 per basic share).

➢	Adjusted income from continuing operating activities:[2] $144.9 million ($0.57 per basic share) in the second quarter of 2020, compared with $136.2 million ($0.53 per basic share) in the same period of 2019, an increase of $8.7 million ($0.04 per basic share) or 6.4%.

➢	Cash flows from operations:[3] $326.1 million, up $51.2 million (18.6%).

➢	The Telecommunications segment grew its revenues by $14.7 million (1.7%) and its adjusted EBITDA by $13.6 million (3.0%) in the second quarter of 2020.

➢	Videotron Ltd. (“Videotron”) significantly increased its revenues from customer equipment sales ($22.5 million or 43.8%) and mobile telephony ($13.3 million or 9.1%) in the second quarter of 2020.

➢	Videotron’s total average billing per unit (“ABPU”) was $49.57 in the second quarter of 2020, compared with $50.20 in the same period of 2019, a $0.63 (-1.3%) decrease. Mobile ABPU was $50.32 in the second quarter of 2020 compared with $52.56 in the same period of 2019, a $2.24 (-4.3%) decrease due in part to the popularity of bring your own device (“BYOD”) plans and the various measures taken to support customers during the COVID-19 pandemic.

➢	There was a net increase of 16,700 revenue-generating units (“RGUs”) (0.3%) in the second quarter of 2020, including 35,100 connections (2.6%) to the mobile telephony service and 17,200 subscriptions (1.0%) to the cable Internet access service.

➢	The Media and Sports and Entertainment segments posted revenue decreases of $57.4 million (-30.2%) and $15.4 million (-37.3%) respectively and grew their adjusted EBITDA by $1.9 million (33.3%) and $4.3 million respectively in the second quarter of 2020.

1 See “Adjusted EBITDA” under “Definitions.”

2 See “Adjusted income from continuing operating activities” under “Definitions.”

3 See “Cash flows from operations” under “Definitions.”

“In the difficult environment created by COVID-19, Quebecor again demonstrated the excellence of its operational and financial management, with higher quarterly growth than the major national industry players,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Despite substantial revenue declines at some business units, the Corporation continued to grow its customer base and increase its profitability while maintaining its financial strength, as evidenced by increases of 4.5% in adjusted EBITDA and 18.6% in cash flows from operations, combined with available liquidity totalling $1.8 billion at the end of the quarter.

“As a provider of essential services and a leading corporate citizen, we pursue a mission of connecting, informing and entertaining the public that has never been more vital than in this unprecedented health crisis. We have worked tirelessly to continue providing essential telecommunications and news media services throughout Québec, while prioritizing the health and safety of our customers, the public and our employees. Quebecor also moved quickly to implement temporary measures to help customers adjust to this extraordinary and uncertain situation: we removed data caps on all Internet plans, cancelled roaming charges for our customers abroad and provided free access to our LCN all-news channel. In addition, to support employees who find themselves without work during this crisis and protect their financial security, we are providing them with financial benefits in addition to the government assistance programs,” added Pierre Karl Péladeau.

“The much heavier-than-normal traffic on Videotron's network over the past few months has shown its robustness and hence the soundness of the investments made in recent years, demonstrating the importance of a stable regulatory environment that promotes investment,” said Jean-François Pruneau, President and Chief Executive Officer of Videotron. “In pursuit of our goal of connecting as many customers as possible to our network, we continue innovating and building out new infrastructure, including in the Charlevoix, Bas-Saint-Laurent, Memphrémagog and Montérégie regions, where we will offer residents high-speed Internet services under the ‘Régions branchées’ component of the Ministry of the Economy and Innovation’s ‘Québec haut débit’ program. Meanwhile, the soaring demand for Videotron services that we are now seeing in Abitibi-Témiscamingue confirms the resounding success of our regional service roll-out strategy.

“The popularity of our Helix home entertainment and management platform also continues to grow, with more than 350,000 RGUs since its launch in August 2019. As well, our mobile telephony, Internet and Club illico subscription video-on-demand (“Club illico”) services continued posting sustained growth, with increases of 173,000, 46,200 and 41,200 RGUs respectively over the past 12 months,” said Jean-François Pruneau.

“As anticipated, TVA Group Inc.’s (“TVA Group”) second quarter 2020 results reflect the full-quarter impact of the COVID-19 pandemic, which hit our industry hard and forced us to significantly scale back our operations in order to comply with government directives,” said France Lauzière, President and Chief Executive Officer of TVA Group. “The impact of the health crisis led to a significant decline in our advertising revenues, a large reduction in the number of sporting events broadcast by TVA Sports – including postponement of the National Hockey League playoffs until the third quarter of 2020 – and the suspension of most content-production activities.

“TVA Group’s total market share continued to grow in the second quarter of 2020, rising 1.8 points to 42.3%. Given the unprecedented situation we are facing, I am particularly proud of the 10.6% peak recorded by the LCN all-news specialty channel, which strengthened its position as Québec's most-watched specialty channel with an exceptional 5.1-point increase in the second quarter,” added France Lauzière.

“The acquisition of the Théâtre Capitole in Québec City, a unique, hundred-year-old, 1,300-seat venue, which we announced on June 17, 2020, will enhance the Québec City entertainment scene. Expanding our complement of performance spaces positions us to create a diversified ecosystem for the benefit of promoters, artists and everyone who loves music and culture,” explained Martin Tremblay, Chief Operating Officer of Quebecor's Sports and Entertainment Group.

“We also successfully launched the new QUB music streaming platform, which showcases Québec artists, in May 2020. Supporting Québec culture is in our DNA and backing Québec artists during this health crisis is a priority for us,” added Martin Tremblay.

“At this time, as activities gradually resume in Québec and the economy is showing encouraging signs of recovery, we continue monitoring the situation closely and adjusting our action plans accordingly. In addition to enabling us to perform our role and protect our assets, our solid financial position allows us to properly evaluate, prioritize and continue prudently investing in strategies that will be profitable over the long term, thereby maintaining our position as an innovation leader. Finally, I want to underscore again the outstanding work of our employees. Over the past few months, they have valiantly risen to the challenges of the pandemic and provided the public with the unparalleled customer service for which we are known,” concluded Pierre Karl Péladeau.

COVID-19 health crisis

The COVID-19 pandemic continues to have a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential. Since then, the Québec government has gradually announced the stages of its reopening plan, which extends over a period of several months. The health crisis curtailed the operations of many of Quebecor’s business partners and has led to a significant slowdown in some of Quebecor’s segments in the first half of 2020. Among other impacts, the COVID-19 virus and the measures to limit its spread have led to a significant reduction in volume at Videotron retail outlets and delays in client migration to its new Helix home entertainment and management platform; lower advertising revenues, a significant decrease in sporting events broadcast by the TVA Sports channel, and reduced film production and audiovisual content activity in the Media segment; and postponement or cancellation of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment. However, Quebecor has continued and will continue to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of its employees and the public. Videotron also took a number of important initiatives to make life easier for its customers, such as suspending data limits (overage charges) until June 30, 2020 on all residential and business Internet plans, providing additional services, and temporarily suspending certain fees. Furthermore, Videotron’s network has been able to handle the increase in traffic since the beginning of the health crisis, demonstrating the soundness of its strategy of continuously adding capacity ahead of the curve. As well, TVA Group unscrambled the LCN all-news channel until June 30, 2020 to give Quebecers real-time access to all developments in the health crisis, and it also continues to broadcast television content on its distribution channels. As a result of the economic slowdown, approximately 10% of Quebecor’s workforce received benefits under the Corporation’s support program to compensate for being placed on stand-by. During the health crisis, this program provides financial assistance in addition to the Canada Emergency Wage Subsidy or the Canada Emergency Response Benefit programs.

Financial tables

Table 1

Quebecor second quarter financial highlights, 2016 to 2020

(in millions of Canadian dollars, except per share data)

	2020	2019	2018	2017	2016
Revenues	$1,003.8	$1,056.9	$1,038.7	$1,034.0	$1,001.0
Adjusted EBITDA	475.7	455.0	425.9	412.0	384.5
Income from continuing operating activities attributable to shareholders	142.4	140.2	41.0	129.4	18.6
Net income attributable to shareholders	174.9	140.2	42.0	137.1	18.5
Adjusted income from continuing operating activities	144.9	136.2	105.9	87.0	78.7
Per basic share:
Income from continuing operating activities attributable to shareholders	0.56	0.55	0.17	0.53	0.08
Net income attributable to shareholders	0.69	0.55	0.18	0.57	0.08
Adjusted income from continuing operating activities	0.57	0.53	0.45	0.36	0.32

Table 2

Cash flows from operations for the past eight quarters

(in millions of Canadian dollars)

	Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018
Telecommunications	$322.8	$302.5	$248.5	$306.5	$281.8	$288.5	$169.4	$251.4
Media	–	(3.6)	16.9	17.8	(3.0)	(6.9)	14.5	21.2
Sports and Entertainment	2.1	(4.7)	1.8	6.0	(3.1)	(2.3)	1.7	7.4
Head Office	1.2	0.8	(6.7)	2.1	(0.8)	(3.0)	(5.3)	–
Total	$326.1	$295.0	$260.5	$332.4	$274.9	$276.3	$180.3	$280.0

2020/2019 second quarter comparison

Revenues: $1.00 billion, a $53.1 million (-5.0%) decrease.

•	Revenues decreased in Media ($57.4 million or -30.2% of segment revenues) and in Sports and Entertainment ($15.4 million or -37.3%).

•	Revenues increased in Telecommunications ($14.7 million or 1.7%).

Adjusted EBITDA: $475.7 million, a $20.7 million (4.5%) increase.

•	Adjusted EBITDA increased in Telecommunications ($13.6 million or 3.0% of segment adjusted EBITDA), Media ($1.9 million or 33.3%), and Sports and Entertainment ($4.3 million).

Net income attributable to shareholders: $174.9 million ($0.69 per basic share) in the second quarter of 2020, compared with $140.2 million ($0.55 per basic share) in the same period of 2019, an increase of $34.7 million ($0.14 per basic share).

•	The main favourable variances were:

o	$32.5 million increase in income from discontinued operations due to a gain on business disposal, net of income taxes, related to achievement of certain future conditions attached to the sale by Videotron of the operations of the 4Degrees Colocation Inc. data centres in the first quarter of 2019;

o	$20.7 million increase in adjusted EBITDA;

o	$7.0 million favourable variance in the charge for restructuring of operations and other items.

•	The main unfavourable variances were:

o	$12.2 million unfavourable variance related to gains on valuation and translation of financial instruments, including $11.7 million without any tax consequences;

o	$7.1 million increase in the depreciation and amortization charge;

o	$6.5 million increase in the income tax expense.

Adjusted income from continuing operating activities: $144.9 million ($0.57 per basic share) in the second quarter of 2020, compared with $136.2 million ($0.53 per basic share) in the same period of 2019, an increase of $8.7 million ($0.04 per basic share) or 6.4%.

Cash flows from operations: $326.1 million, a $51.2 million (18.6%) increase caused mainly by a $20.7 million increase in adjusted EBITDA and a $29.0 million decrease in additions to property, plant and equipment.

Cash flows from continuing operating activities: $393.5 million, a $104.3 million increase due primarily to the favourable net change in non-cash balances related to operating activities.

2020/2019 year-to-date comparison

Revenues: $2.06 billion, a $24.9 million (-1.2%) decrease.

•	Revenues decreased in Media ($55.3 million or -15.2% of segment revenues) and in Sports and Entertainment ($21.0 million or -25.7%).

•	Revenues increased in Telecommunications ($48.7 million or 2.9%).

Adjusted EBITDA: $912.4 million, a $36.7 million (4.2%) increase.

•	Adjusted EBITDA increased in Telecommunications ($26.1 million or 3.0% of segment adjusted EBITDA), Media ($4.8 million or 69.6%), and Sports and Entertainment ($1.2 million or 54.5%).

•	There was a favourable variance at Head Office ($4.6 million) due to a decrease in the stock-based compensation charge.

•	The change in the fair value of Quebecor Media stock options resulted in a $0.2 million favourable variance in the stock-based compensation charge in the first half of 2020 compared with the same period of 2019. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in an $8.1 million favourable variance in the Corporation’s stock-based compensation charge in the first half of 2020.

Net income attributable to shareholders: $306.5 million ($1.21 per basic share) in the first half of 2020, compared with $329.2 million ($1.29 per basic share) in the same period of 2019, a decrease of $22.7 million ($0.08 per basic share).

•	The main unfavourable variances were:

o	$63.7 million decrease in income from discontinued operations;

o	$16.7 million increase in the depreciation and amortization charge;

o	$9.1 million increase in the income tax expense;

o	$4.1 million increase in financial expenses.

•	The main favourable variances were:

o	$36.7 million increase in adjusted EBITDA;

o	$25.4 million favourable variance related to gains on valuation and translation of financial instruments, including $24.4 million without any tax consequences;

o	$11.6 million favourable variance in the charge for restructuring of operations and other items.

Adjusted income from continuing operating activities: $256.4 million ($1.01 per basic share) in the first half of 2020, compared with $247.6 million ($0.97 per basic share) in the same period of 2019, an increase of $8.8 million ($0.04 per basic share) or 3.6%.

Cash flows from operations: $621.1 million, a $69.9 million (12.7%) increase caused mainly by a $36.7 million increase in adjusted EBITDA and a $39.4 million decrease in additions to property, plant and equipment.

Cash flows from continuing operating activities: $715.1 million, a $245.4 million increase due primarily to the favourable net change in non-cash balances related to operating activities.

Financial transactions

•	Quebecor’s $50.0 million revolving credit facility expired on July 15, 2020 and was not renewed.

Normal course issuer bid

On August 5, 2020, the Corporation authorized a normal course issuer bid for a maximum of 1,000,000 Class A Multiple Voting Shares (“Class A Shares”), representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 6,000,000 Class B Subordinate Voting Shares (“Class B Shares”), representing approximately 3.5% of issued and outstanding Class B Shares as of July 31, 2020. The purchases can be made from August 15, 2020 to August 14, 2021, at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange (“TSX”) or other alternative trading systems. All shares purchased under the bid will be cancelled. As of July 31, 2020, 77,211,134 Class A Shares and 173,422,307 Class B Shares were issued and outstanding.

The average daily trading volume of the Class A Shares and Class B Shares of the Corporation between February 1, 2020 and July 31, 2020 on the TSX was 2,162 Class A Shares and 509,188 Class B Shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A Shares and 127,297 Class B Shares during the same trading day, pursuant to its normal course issuer bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interests of the Corporation and its shareholders.

The Corporation also announced that on or around August 7, 2020 it will enter into an automatic securities purchase plan (“the plan”) with a designated broker whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. The plan received prior approval from the TSX. It will come into effect on August 15, 2020 and terminate on the same date as the normal course issuer bid.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

Between August 15, 2019 and July 31, 2020, of the 1,000,000 Class A Shares and 6,000,000 Class B Shares it was authorized to repurchase under its previous normal course issuer bid, the Corporation repurchased no Class A Shares and 5,783,556 Class B Shares at a weighted average price of $30.29539 per share on the open market through the facilities of the TSX and alternative trading systems.

In the first half of 2020, the Corporation purchased and cancelled 3,143,300 Class B Shares for a total cash consideration of $95.6 million (1,319,600 Class B Shares for a total cash consideration of $39.5 million in the same period of 2019). The $77.0 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($31.7 million increase in the deficit in the same period of 2019).

In the first half of 2019, 180,000 Class B Shares were issued upon exercise of stock options for a cash consideration of $2.7 million. Following this transaction, the contributed surplus was increased by $3.0 million and the stock option plan liability was reduced by the same amount.

Dividend

On August 5, 2020, the Board of Directors of Quebecor declared a quarterly dividend of $0.20 per share on its Class A Shares and Class B Shares, payable on September 15, 2020 to shareholders of record at the close of business on August 21, 2020. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Convertible debentures

In accordance with the terms of the trust indenture governing the convertible debentures, the quarterly dividend declared on March 11, 2020 on Quebecor Class B Shares triggered an adjustment to the floor price and ceiling price then in effect. Accordingly, effective March 26, 2020, the conversion features of the convertible debentures are subject to an adjusted floor price of approximately $26.57 per share (that is, a maximum number of approximately 5,644,430 Class B Shares corresponding to a ratio of $150.0 million to the adjusted floor price) and an adjusted ceiling price of approximately $33.22 per share (that is, a minimum number of approximately 4,515,544 Class B Shares corresponding to a ratio of $150.0 million to the adjusted ceiling price).

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2020 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/investors/financial documentation> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2020 results on August 6, 2020, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from August 6 to November 6, 2020 by dialling 1 877 293-8133, conference number and access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences and annual meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics or other public health crises, including the COVID-19 pandemic, political instability is some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2019, and the “Risks and Uncertainties Update” section of Quebecor’s Management Discussion and Analysis for the period ended June 30, 2020.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 6, 2020 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Source:	Information:

Hugues Simard Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. hugues.simard@quebecor.com 514 380-7414	Communications Department Quebecor Inc. and Quebecor Media Inc. medias@quebecor.com 514 380-4572

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before depreciation and amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$463.6	$450.0	$899.1	$873.0
Media	7.6	5.7	11.7	6.9
Sports and Entertainment	2.8	(1.5)	(1.0)	(2.2)
Head Office	1.7	0.8	2.6	(2.0)
	475.7	455.0	912.4	875.7
Depreciation and amortization	(195.7)	(188.6)	(393.8)	(377.1)
Financial expenses	(81.6)	(82.8)	(169.0)	(164.9)
Gain on valuation and translation of financial instruments	4.2	16.4	27.5	2.1
Restructuring of operations and other items	(10.3)	(17.3)	(14.2)	(25.8)
Income taxes	(50.8)	(44.3)	(91.3)	(82.2)
Income from discontinued operations	32.5	–	33.8	97.5
Net income	$174.0	$138.4	$305.4	$325.3

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain on valuation and translation of financial instruments, restructuring of operations and other items, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 4 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 4

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Adjusted income from continuing operating activities	$144.9	$136.2	$256.4	$247.6
Gain on valuation and translation of financial instruments	4.2	16.4	27.5	2.1
Restructuring of operations and other items	(10.3)	(17.3)	(14.2)	(25.8)
Income taxes related to adjustments[1]	3.1	4.6	2.5	6.7
Net income attributable to non-controlling interest related to adjustments	0.5	0.3	0.5	1.1
Discontinued operations	32.5	-	33.8	97.5
Net income attributable to shareholders	$174.9	$140.2	$306.5	$329.2

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the operations of all of its segments. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 5 and 6 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 5

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$463.6	$450.0	$899.1	$873.0
Media	7.6	5.7	11.7	6.9
Sports and Entertainment	2.8	(1.5)	(1.0)	(2.2)
Head Office	1.7	0.8	2.6	(2.0)
	475.7	455.0	912.4	875.7
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(93.6)	(122.9)	(182.5)	(217.2)
Media	(1.6)	-	(3.5)	(6.6)
Sports and Entertainment	-	(0.5)	(0.1)	(1.0)
Head Office	(0.4)	(1.2)	(0.5)	(1.2)
	(95.6)	(124.6)	(186.6)	(226.0)
Additions to intangible assets:[2]
Telecommunications	(47.2)	(45.3)	(91.3)	(85.5)
Media	(6.0)	(8.7)	(11.8)	(10.2)
Sports and Entertainment	(0.7)	(1.1)	(1.5)	(2.2)
Head Office	(0.1)	(0.4)	(0.1)	(0.6)
	(54.0)	(55.5)	(104.7)	(98.5)
Cash flows from operations
Telecommunications	322.8	281.8	625.3	570.3
Media	-	(3.0)	(3.6)	(9.9)
Sports and Entertainment	2.1	(3.1)	(2.6)	(5.4)
Head Office	1.2	(0.8)	2.0	(3.8)
	$326.1	$274.9	$621.1	$551.2

	Three months ended June 30		Six months ended June 30
[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	2020	2019	2020	2019
Additions to property, plant and equipment	$(95.6)	$(124.6)	$(186.6)	$(226.0)
Net (decrease) increase in current accounts payable related to additions to property, plant and equipment	(11.1)	9.7	(0.1)	(28.7)
Cash flows used for additions to property, plant and equipment	$(106.7)	$(114.9)	$(186.7)	$(254.7)

	Three months ended June 30		Six months ended June 30
[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:	2020	2019	2020	2019
Additions to intangible assets	$(54.0)	$(55.5)	$(104.7)	$(98.5)
Net increase (decrease) in current accounts payable related to additions to intangible assets	6.0	4.4	(46.1)	(3.8)
Disbursements for licence acquisitions	-	(255.8)	-	(255.8)
Cash flows used for additions to intangible assets	$(48.0)	$(306.9)	$(150.8)	$(358.1)

Table 6

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Cash flows from operations from Table 5	$326.1	$274.9	$621.1	$551.2
Plus (minus)
Cash portion of financial expenses	(79.5)	(80.8)	(164.9)	(160.9)
Cash portion related to restructuring of operations and other items	(10.3)	(2.0)	(14.2)	(7.0)
Current income taxes	(59.3)	(39.8)	(120.3)	(85.4)
Other	(1.7)	(0.3)	2.4	0.6
Net change in non-cash balances related to operating activities	69.3	(42.8)	101.9	(150.6)
Net (decrease) increase in current accounts payable related to additions to property, plant and equipment	(11.1)	9.7	(0.1)	(28.7)
Net increase (decrease) in current accounts payable related to additions to intangible assets	6.0	4.4	(46.1)	(3.8)
Free cash flows from continuing operating activities	239.5	123.3	379.8	115.4
Plus (minus)
Cash flows used for additions to property, plant and equipment	106.7	114.9	186.7	254.7
Cash flows used for additions to intangible assets (excluding licence acquisitions and renewals)	48.0	51.1	150.8	102.3
Proceeds from disposal of assets	(0.7)	(0.1)	(2.2)	(2.7)
Cash flows provided by continuing operating activities	$393.5	$289.2	$715.1	$469.7

KEY PERFORMANCE INDICATORs

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended		Six months ended
(unaudited)	June 30		June 30
	2020	2019	2020	2019
Revenues	$1,003.8	$1,056.9	$2,059.3	$2,084.2

Employee costs	136.7	172.2	314.7	354.0
Purchase of goods and services	391.4	429.7	832.2	854.5
Depreciation and amortization	195.7	188.6	393.8	377.1
Financial expenses	81.6	82.8	169.0	164.9
Gain on valuation and translation of financial instruments	(4.2)	(16.4)	(27.5)	(2.1)
Restructuring of operations and other items	10.3	17.3	14.2	25.8
Income before income taxes	192.3	182.7	362.9	310.0

Income taxes (recovery):
Current	59.3	39.8	120.3	85.4
Deferred	(8.5)	4.5	(29.0)	(3.2)
	50.8	44.3	91.3	82.2

Income from continuing operations	141.5	138.4	271.6	227.8
Income from discontinued operations	32.5	-	33.8	97.5

Net income	$174.0	$138.4	$305.4	$325.3

Income (loss) from continuing operations attributable to
Shareholders	$142.4	$140.2	$272.7	$231.7
Non-controlling interests	(0.9)	(1.8)	(1.1)	(3.9)

Net income (loss) attributable to
Shareholders	$174.9	$140.2	$306.5	$329.2
Non-controlling interests	(0.9)	(1.8)	(1.1)	(3.9)

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.56	$0.55	$1.08	$0.91
From discontinued operations	0.13	-	0.13	0.38
Net income	0.69	0.55	1.21	1.29
Diluted:
From continuing operations	0.54	0.47	0.96	0.88
From discontinued operations	0.12	-	0.13	0.37
Net income	0.66	0.47	1.09	1.25

Weighted average number of shares outstanding (in millions)	252.8	255.9	253.4	255.9
Weighted average number of diluted shares (in millions)	258.6	262.1	259.2	262.1

1

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended		Six months ended
(unaudited)	June 30		June 30
	2020	2019	2020	2019
Income from continuing operations	$141.5	$138.4	$271.6	$227.8

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(19.0)	49.5	43.9	30.2
Deferred income taxes	6.4	(4.7)	(8.6)	1.8

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	(62.0)	-	(62.0)	-
Deferred income taxes	16.0	-	16.0	-
	(58.6)	44.8	(10.7)	32.0

Comprehensive income from continuing operations	82.9	183.2	260.9	259.8

Income from discontinued operations	32.5	-	33.8	97.5

Comprehensive income	$115.4	$183.2	$294.7	$357.3

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$87.3	$185.0	$265.5	$263.7
Non-controlling interests	(4.4)	(1.8)	(4.6)	(3.9)

Comprehensive income (loss) attributable to
Shareholders	$119.8	$185.0	$299.3	$361.2
Non-controlling interests	(4.4)	(1.8)	(4.6)	(3.9)

2

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended June 30, 2020
				Head
			Sports	office
(in millions of Canadian dollars)			and	and Inter-
(unaudited)	Telecommunications	Media	Entertainment	segments	Total
Revenues	$869.1	$132.7	$25.9	$(23.9)	$1,003.8
Employee costs	100.7	26.2	4.1	5.7	136.7
Purchase of goods and services	304.8	98.9	19.0	(31.3)	391.4
Adjusted EBITDA[1]	463.6	7.6	2.8	1.7	475.7
Depreciation and amortization					195.7
Financial expenses					81.6
Gain on valuation and translation of financial instruments					(4.2)
Restructuring of operations and other items					10.3
Income before income taxes					$192.3

Cash flows used for:
Additions to property, plant and equipment	$104.8	$1.6	$-	$0.3	$106.7
Additions to intangible assets	41.0	6.2	0.7	0.1	48.0

	Three months ended June 30, 2019
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total
Revenues	$854.4	$190.1	$41.3	$(28.9)	$1,056.9
Employee costs	95.9	59.9	9.9	6.5	172.2
Purchase of goods and services	308.5	124.5	32.9	(36.2)	429.7
Adjusted EBITDA[1]	450.0	5.7	(1.5)	0.8	455.0
Depreciation and amortization					188.6
Financial expenses					82.8
Gain on valuation and translation of financial instruments					(16.4)
Restructuring of operations and other items					17.3
Income before income taxes					$182.7

Cash flows used for:
Additions to property, plant and equipment	$111.2	$2.0	$0.5	$1.2	$114.9
Additions to intangible assets	296.5	9.0	1.1	0.3	306.9

3

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

	Six months ended June 30, 2020
				Head
			Sports	office
(in millions of Canadian dollars)			and	and Inter-
(unaudited)	Telecommunications	Media	Entertainment	segments	Total
Revenues	$1,743.8	$307.5	$60.7	$(52.7)	$2,059.3
Employee costs	203.6	85.9	14.1	11.1	314.7
Purchase of goods and services	641.1	209.9	47.6	(66.4)	832.2
Adjusted EBITDA[1]	899.1	11.7	(1.0)	2.6	912.4
Depreciation and amortization					393.8
Financial expenses					169.0
Gain on valuation and translation of financial instruments					(27.5)
Restructuring of operations and other items					14.2
Income before income taxes					$362.9

Cash flows used for:
Additions to property, plant and equipment	$178.4	$7.8	$0.1	$0.4	$186.7
Additions to intangible assets	136.1	13.1	1.5	0.1	150.8

	Six months ended June 30, 2019
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total
Revenues	$1,695.1	$362.8	$81.7	$(55.4)	$2,084.2
Employee costs	199.6	117.4	19.6	17.4	354.0
Purchase of goods and services	622.5	238.5	64.3	(70.8)	854.5
Adjusted EBITDA[1]	873.0	6.9	(2.2)	(2.0)	875.7
Depreciation and amortization					377.1
Financial expenses					164.9
Gain on valuation and translation of financial instruments					(2.1)
Restructuring of operations and other items					25.8
Income before income taxes					$310.0

Cash flows used for:
Additions to property, plant and equipment	$243.8	$8.7	$1.0	$1.2	$254.7
Additions to intangible assets	345.1	10.6	2.1	0.3	358.1

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

4

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)
(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other	to non-
	Capital	Contributed	earnings	comprehensive	controlling	Total
	stock	surplus	(deficit)	loss	interests	equity
Balance as of December 31, 2018	$1,065.9	$4.7	$(507.9)	$(82.7)	$88.5	$568.5
Net income (loss)	-	-	329.2	-	(3.9)	325.3
Other comprehensive income	-	-	-	32.0	-	32.0
Issuance of Class B Shares	2.7	3.0	-	-	-	5.7
Dividends	-	-	(42.9)	-	-	(42.9)
Repurchase of Class B Shares	(7.8)	-	(31.7)	-	-	(39.5)
Balance as of June 30, 2019	1,060.8	7.7	(253.3)	(50.7)	84.6	849.1
Net income	-	-	323.6	-	9.4	333.0
Other comprehensive (loss) income	-	-	-	(13.4)	0.6	(12.8)
Dividends	-	-	(57.4)	-	-	(57.4)
Issuance of Class B Shares	5.6	9.7	-	-	-	15.3
Repurchase of Class B Shares	(10.5)	-	(44.6)	-	-	(55.1)
Balance as of December 31, 2019	1,055.9	17.4	(31.7)	(64.1)	94.6	1,072.1
Net income (loss)	-	-	306.5	-	(1.1)	305.4
Other comprehensive loss	-	-	-	(7.2)	(3.5)	(10.7)
Dividends	-	-	(101.2)	-	(0.2)	(101.4)
Repurchase of Class B Shares	(18.6)	-	(77.0)	-	-	(95.6)
Balance as of June 30, 2020	$1,037.3	$17.4	$96.6	$(71.3)	$89.8	$1,169.8

5

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended		Six months ended
(unaudited)	June30		June30
	2020	2019	2020	2019
Cash flows related to operating activities
Income from continuing operations	$141.5	$138.4	$271.6	$227.8
Adjustments for:
Depreciation of property, plant and equipment	152.7	150.7	305.8	301.8
Amortization of intangible assets	34.3	28.8	70.2	57.4
Amortization of right-of-use assets	8.7	9.1	17.8	17.9
Gain on valuation and translation of financial instruments	(4.2)	(16.4)	(27.5)	(2.1)
Impairment of assets	-	15.3	-	18.8
Amortization of financing costs and long-term debt discount	2.1	2.0	4.1	4.0
Deferred income taxes	(8.5)	4.5	(29.0)	(3.2)
Other	(2.4)	(0.4)	0.2	(2.1)
	324.2	332.0	613.2	620.3
Net change in non-cash balances related to operating activities	69.3	(42.8)	101.9	(150.6)
Cash flows provided by continuing operating activities	393.5	289.2	715.1	469.7
Cash flows related to investing activities
Business acquisitions	(10.8)	(11.1)	(10.8)	(34.6)
Business disposals	-	(0.9)	-	260.7
Additions to property, plant and equipment	(106.7)	(114.9)	(186.7)	(254.7)
Additions to intangible assets	(48.0)	(306.9)	(150.8)	(358.1)
Proceeds from disposals of assets	0.7	0.1	2.2	2.7
Other	(2.3)	(5.9)	(2.9)	(7.2)
Cash flows used in continuing investing activities	(167.1)	(439.6)	(349.0)	(391.2)
Cash flows related to financing activities
Net change in bank indebtedness	4.0	(6.0)	(8.8)	(2.9)
Net change under revolving facilities	(82.3)	210.7	(135.2)	30.0
Repayment of long-term debt	(0.3)	(4.1)	(0.6)	(8.0)
Repayment of lease liabilities	(10.9)	(10.6)	(20.5)	(20.5)
Settlement of hedging contracts	(0.8)	(0.8)	(0.8)	(0.8)
Issuance of ClassB Shares	-	-	-	2.7
Repurchase of ClassB Shares	(61.5)	-	(95.6)	(39.5)
Dividends	(101.2)	(42.9)	(101.2)	(42.9)
Dividends paid to non-controlling interests	-	-	(0.2)	-
Cash flows (used in) provided by continuing financing activities	(253.0)	146.3	(362.9)	(81.9)

Cash flows (used in) provided by continuing operations	(26.6)	(4.1)	3.2	(3.4)

Cash flows provided by (used in) discontinued operations	7.8	1.6	7.8	(0.7)

Cash and cash equivalents at beginning of period	43.8	19.7	14.0	21.3
Cash and cash equivalents at end of period	$25.0	$17.2	$25.0	$17.2

Cash and cash equivalents consist of
Cash	$20.3	$5.7	$20.3	$5.7
Cash equivalents	4.7	11.5	4.7	11.5
	$25.0	$17.2	$25.0	$17.2

Interest and taxes reflected as operating activities
Cash interest payments	$118.3	$110.7	$157.2	$157.8
Cash income tax payments (net of refunds)	(0.1)	42.1	22.9	180.8

6

QUEBECOR INC.
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	June 30	December 31
	2020	2019
Assets

Current assets
Cash and cash equivalents	$25.0	$14.0
Accounts receivable	552.5	548.0
Contract assets	156.2	160.3
Income taxes	7.8	19.1
Inventories	215.5	240.4
Other current assets	119.8	121.2
	1,076.8	1,103.0

Non-current assets
Property, plant and equipment	3,309.2	3,415.9
Intangible assets	1,472.0	1,444.0
Goodwill	2,692.9	2,692.9
Right-of-use assets	132.3	110.4
Derivative financial instruments	902.9	679.8
Deferred income taxes	37.6	31.2
Other assets	264.2	248.7
	8,811.1	8,622.9
Total assets	$9,887.9	$9,725.9

Liabilities and equity

Current liabilities
Bank indebtedness	$20.6	$29.4
Accounts payable, accrued charges and provisions	747.4	809.6
Deferred revenue	337.0	332.7
Income taxes	91.3	4.2
Current portion of long-term debt	5.4	57.2
Current portion of lease liabilities	32.0	31.3
	1,233.7	1,264.4

Non-current liabilities
Long-term debt	6,000.5	5,900.3
Derivative financial instruments	-	2.1
Convertible debentures	150.0	150.0
Lease liabilities	125.1	106.6
Deferred income taxes	833.9	859.2
Other liabilities	374.9	371.2
	7,484.4	7,389.4
Equity
Capital stock	1,037.3	1,055.9
Contributed surplus	17.4	17.4
Retained earnings (deficit)	96.6	(31.7)
Accumulated other comprehensive loss	(71.3)	(64.1)
Equity attributable to shareholders	1,080.0	977.5
Non-controlling interests	89.8	94.6
	1,169.8	1,072.1

Total liabilities and equity	$9,887.9	$9,725.9

7

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2020

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, investor.relations@quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2020

Net Income Attributable to Shareholders

	2nd Quarter		YTD
	2020	2019	2020	2019
Net income per share (basic)	$0.69	$0.55	$1.21	$1.29

Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.57	$0.53	$1.01	$0.97

Reconciliation of earnings per share

	2nd Quarter		YTD
	2020	2019	2020	2019
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.57	$0.53	$1.01	$0.97

Other adjusments[1]:
Unusual items	(0.03)	(0.05)	(0.04)	(0.07)
Gain on valuation and translation of financial instruments	0.02	0.07	0.10	0.01
Discontinued operations	0.13	-	0.14	0.38
Total	0.12	0.02	0.20	0.32

Reported net income per share (basic)	$0.69	$0.55	$1.21	$1.29

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2020

Capital Structure

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2020 (availability: $50)	$-
Mortgage loan due in 2022	46.6
$46.6

Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)	$-
5 3/4% Senior Notes due in 2023	1,163.4
6 5/8% Senior Notes due in 2023	500.0
1,663.4
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)	14.9
5% Senior Notes due in 2022	1,086.0
5 3/8% Senior Notes due in 2024	814.6
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	814.6
4 1/2% Senior Notes due in 2030	800.0
4,305.1
TVA Group Inc.
Revolving credit facility due in 2021 (availability: $75)	4.0
4.0

Other debt	-
Total Quebecor Media Inc.	$5,972.5

TOTAL LONG-TERM DEBT [1]	$6,019.1

Bank indebtedness	20.6
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	150.0
Lease liabilities	157.1
Liability (asset) related to derivative financial instruments	(902.9)

Cash and cash equivalents :
TVA Group Inc.	2.8
Other	22.2

$25.0

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 9 to Consolidated Financial Statements.
[2]	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on June 30, 2020, subject to a floor price of approximately $26.57 and a ceiling price of approximately $33.22.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2020

Net Debt Leverage Ratio

(all amounts in millions of Canadian dollars, except ratios)
	2020				2019
	Jun 30		Mar 31		Dec 31		Sep 30		Jun 30
Total long-term debt [1]	$6,019.1		$6,224.4		$5,986.1		$6,169.2		$6,304.9

Add (deduct):
Liability (asset) related to derivative financial instruments	(902.9)		(1,043.9)		(677.7)		(746.0)		(745.1)
Lease liabilities	157.1		153.0		137.9		136.8		144.0
Bank indebtedness	20.6		16.6		29.4		28.3		21.4
Cash and cash equivalents	(25.0)		(43.8)		(14.0)		(24.2)		(17.2)

Adjusted net debt	$5,268.9		$5,306.3		$5,461.7		$5,564.1		$5,708.0
Divided by: trailing 12-month ajusted EBITDA	$1,916.2		$1,895.5		$1,879.5		$1,845.5		$1,810.2

Net debt leverage ratio	2.7	x	2.8	x	2.9	x	3.0	x	3.2	x

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 9 to Consolidated Financial Statements.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2020

Operating Results

	2020		2019
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue-Generating Units ('000) [1]	6,107.1	6,090.4	6,076.2	6,054.4	6,001.1
Mobile Telephony Lines ('000)	1,404.9	1,369.8	1,330.5	1,288.7	1,231.9
Homes Passed ('000)	2,970.9	2,958.0	2,950.1	2,940.4	2,931.2
Cable Internet Subscribers ('000)	1,753.1	1,735.9	1,727.3	1,724.3	1,706.9
Penetration of Homes Passed	59.0%	58.7%	58.6%	58.6%	58.2%
Cable Television Subscribers ('000)	1,497.3	1,512.1	1,531.8	1,545.2	1,558.4
Penetration of Homes Passed	50.4%	51.1%	51.9%	52.6%	53.2%
Cable Telephony Lines ('000)	979.6	1,000.9	1,027.3	1,052.7	1,072.9
Penetration of Homes Passed	33.0%	33.8%	34.8%	35.8%	36.6%
Over-the-Top Video Subscribers ('000)	472.2	471.7	459.3	443.5	431.0

	2nd Quarter			YTD
	2020	2019	VAR	2020	2019	VAR
(in millions)
Revenues
Internet	$276.1	$278.7	-0.9%	$553.6	$552.3	0.2%
Cable Television	227.8	247.5	-8.0%	460.9	492.7	-6.5%
Mobile Telephony	159.7	146.4	9.1%	319.9	287.8	11.2%
Cable Telephony	86.9	85.7	1.4%	169.7	173.0	-1.9%
Equipment Sales	73.9	51.4	43.8%	150.0	100.6	49.1%
Other	44.7	43.7	2.3%	89.7	86.8	3.3%
Videotron	869.1	853.4	1.8%	1,743.8	1,693.2	3.0%
Retail and Eliminations	0.0	1.0		0.0	1.9
Telecommunications	$869.1	$854.4	1.7%	$1,743.8	$1,695.1	2.9%

Adjusted EBITDA
Videotron	$463.6	$449.8		$899.1	$872.8
Retail	0.0	0.2		0.0	0.2
Telecommunications	$463.6	$450.0	3.0%	$899.1	$873.0	3.0%

Cash flows used for:
Additions to PP&E	$104.8	$111.2		$178.4	$243.8
Additions to Intangible Assets	41.0	296.5		136.1	345.1
Telecommunications	$145.8	$407.7	-64.2%	$314.5	$588.9	-46.6%

Mobile Telephony ABPU [2]	$50.32	$52.56		$50.95	$52.53
Total ABPU [2]	$49.57	$50.20		$49.72	$49.83

[1]	Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video services, plus subscriber connections to the cable and mobile telephony services.
[2]	Average billing per unit (" ABPU ") is an indicator used to measure monthly average subscription billing per revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2020

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2020

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the second quarter of 2020, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations and free cash flows from continuing operating activities are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2020 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau

By:	Sophie Riendeau
Corporate Secretary

Date: August 7, 2020